Exhibit 99.1

Scinai Immunotherapeutics Announces Award of Non-Dilutive Grant from Israel Innovation Authority Supporting its New CDMO Business Unit

JERUSALEM, Nov. 6, 2023 -- via IBN -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) today announced that the Israel Innovation Authority (IIA) has approved a non-dilutive grant covering 66% of the costs of an ILS 3,536,939 (approximately US$900,000) project aimed at ramping up Scinai’s new CDMO business unit. The grant is neither subject to repayment nor tied to royalty payments of any kind.

Scinai operates with a two-pronged approach to advancing healthcare. With exceptional research and development capabilities, the Company specializes in developing groundbreaking inflammation and immunology biological products dedicated to combating autoimmune and infectious diseases. Additionally, Scinai’s comprehensive contract development and manufacturing organization (CDMO) services empower other biopharmaceutical companies by providing tailored drug development and GMP manufacturing for clinical trials to help bring their innovative therapies to market efficiently and effectively.

The publicly funded IIA is part of Israel’s Ministry of Economy. Following intensive due diligence, the IIA recognized Scinai’s capabilities to fill an underserved need in Israel’s pharmaceutical R&D ecosystem. In particular, the IIA believes that Scinai’s state-of-the-art GMP biologics manufacturing facility and adjacent R&D and QC laboratories, along with its experienced personnel, are well-positioned to provide highly sought-after R&D and manufacturing services.

The new business unit, marketed under the brand “Scinai Bioservices,” provides biopharmaceutical and biotech clients in Israel and around the world with manufacturing process development for protein-based drugs, including host cell transfection / transformation, upstream and downstream process development and scale-up, analytical method development, and cGMP manufacturing for clinical trial supplies, including automatic aseptic filling.

The IIA grant covers approved expenses required for further developing Scinai’s CDMO service for the next 12 months. The funds will be directed towards purchasing additional equipment and other investments to position Scinai as an end-to-end provider of CDMO services at high international standards.

Amir Reichman, Scinai’s CEO, commented, “I thank the IIA for its support of Scinai’s plans and their concrete belief in the potential of our business to generate value for stakeholders. This meaningful non-dilutive grant, which is not subject to repayment, will not only advance our CDMO business unit, but also provide much needed relief to our financial position, thereby also indirectly helping our R&D business unit’s drive towards developing our innovative NanoAb-based drug pipeline and clearing the path towards developing Scinai into a company that provides significant benefits to the local and global biopharma and biotech industries, as well as to patients and investors.”

“Our ‘Scinai Bioservices’ booth attracted tremendous interest at the CPHI Barcelona conference last month, and I’m looking forward to meeting more potential CDMO clients at this week’s BIO-Europe conference in Munich,” added Reichman.

About Scinai Immunotherapeutics Ltd.

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company focused on developing, manufacturing, and commercializing innovative inflammation and immunology (I&I) biological products primarily for the treatment of autoimmune and infectious diseases. With a state-of-the-art facility for biopharmaceutical product development and manufacturing and highly experienced pharmaceutical industry leadership, Scinai offers end-to-end boutique CDMO services in parallel to developing its own pipeline of diversified and commercially viable products beginning with an innovative nanosized VHH antibody (NanoAb) pipeline targeting diseases with large unmet medical needs. Company website: www.scinai.com.

Company Contact

Joshua Phillipson | +972 8 930 2529 | joshua.phillipson@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, the development of the Company’s CDMO business. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that that the Company will not be successful in becoming an end-to-end provider of CDMO services at high international standards, that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2023. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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